SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                          Report of a Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                         For the month of January 2003

                               ASML Holding N.V.

                                  De Run 1110
                               5503 LA Veldhoven
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X             Form 40-F
                            ---                      ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                      No  X
                       ---                    ---


If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit

99.1 "ASML Files Patent Infringement Actions Against Nikon in Korea and Japan," dated January 20, 2003.

99.2 "ASML Receives Favorable Patent Ruling From ITC Judge," dated January 29, 2003.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ASML HOLDING N.V. (Registrant)



Date:    February 19, 2003               By: /s/ Peter T.F.M. Wennick
                                             ----------------------------------
                                             Peter T.F.M. Wennink
                                             Vice President of Finance/
                                             Administration and Chief
                                             Financial Officer